FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Taseko Mines Limited ("Taseko" or the "Company")
15th Floor, 1040 West Georgia St.
Vancouver, BC V6E 4H1

Item 2 Date of Material Change

November 11, 2020

Item 3 News Release

News releases with respect to the material change referred to in this report were issued on November 11th and 17th, 2020, and subsequently filed under the profile of the Company on SEDAR at www.sedar.com.

Item 4 Summary of Material Change

On November 11th , 2020, the Company entered into an engagement letter with Cantor Fitzgerald Canada Corporation ("Cantor Fitzgerald"), on its own behalf and on behalf of a syndicate of underwriters, for a bought deal public offering (the "Offering") of 27,750,000 Common Shares of the Company (the "Common Shares") and the grant to the syndicate of underwriters of a 30-day option to purchase such number of Common Shares as is equal to up to an additional 15% of the Common Shares sold in the Offering (the "Over-Allotment Option") on the same terms and conditions.  On November 17th, 2020, the Company completed the Offering, including the exercise of the Over-Allotment Option in full.  The Company issued a total of 31,912,500 Common Shares for total gross proceeds of approximately US$26.487 million.

In connection with the Offering, the Company filed a preliminary prospectus supplement on November 11th, 2020 and a final prospectus supplement on November 12th, 2020 (each, a "Prospectus Supplement") to qualify the distribution of the Common Shares; under the Company's short form base shelf prospectus dated May 12, 2020 (the "Base Shelf Prospectus") with the securities commissions or similar securities regulatory authorities in each of the provinces of Canada, except Quebec, and in the United States (collectively, the "Qualifying Jurisdictions") with the U.S. Securities and Exchange Commission (the "SEC") as part of the Company's registration statement on Form F-10 (the "Registration Statement") under the U.S./Canada Multijurisdictional Disclosure System. The Prospectus Supplements, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Company and the Offering.

5.1 Full Description of Material Change

On November 11th, 2020, the Company entered into an engagement letter with Cantor Fitzgerald as lead underwriter, acting on its own behalf and on behalf of a syndicate of underwriters (the "Underwriters"), for the Offering.  Pursuant to the engagement letter, the Underwriters agreed to purchase 27,750,000 Common Shares at a price of $0.83 per Common Share, subject to the execution of a definitive underwriting agreement and the filing of the Prospectus Supplements.  In addition, Company agreed to grant to the Underwriters the Over-allotment Option, and filed the preliminary Prospectus Supplement.  On November 12th, 2020 the Company entered into the Underwriting Agreement with Cantor Fitzgerald, as lead underwriter and sole bookrunner, and a syndicate of underwriters including Velocity Trade Capital Ltd., BMO Nesbitt Burns Inc., National Bank Financial Inc. and TD Securities Inc., and filed the final Prospectus Supplement for the Offering.

On November 17th, 2020, the Company closed the Offering and the Underwriters exercised the Over-Allotment Option.  Accordingly, on November 17th, 2020.  The Company issued an aggregate 31,912,500 Common Shares for total gross proceeds of approximately US$26.487 million.  The Common Shares are listed for trading on the TSX and the NYSE American.  In addition, the Company has made application to the London Stock Exchange (the "LSE") to admit the Common Shares sold pursuant to the Offering on the LSE.  The Company anticipates that the Common Shares sold pursuant to the Offering will be admitted to the standard listing segment of the Official List of the FCA and to trading on the Main Market for listed securities of the London Stock Exchange plc on November 20th, 2020.

The proceeds of the Offering are anticipated to be used to fund ongoing operating, engineering and project costs in connection with the advancement of the Company's Florence Copper Project and for general corporate purposes and working capital.

The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Company and the Offering.  Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR at www.sedar.com and copies of the Prospectus Supplements and the Registration Statement are available on EDGAR at www.sec.gov.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

3

Bryce Hamming, Chief Financial Officer
Telephone:  778-373-4549

Item 9 Date of Report

November 18, 2020

Caution Concerning Forward-Looking Statements

This material change report contains "forward-looking information" within the meaning of applicable Canadian securities legislation, and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). The use of any of the words "expect", "plan", "update" and similar expressions are intended to identify forward-looking information or statements. These statements include expectations about the use of proceeds of the Offering, the anticipated closing of the Over-Allotment Option and the advancement of the development of the Company's Florence Copper Project. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. For further information on Taseko and the assumptions and risks related to Taseko's business and forward looking statements, investors should review the Company's annual information form, annual MD&A and audited financial statements filed by the Company under Canadian securities laws at www.sedar.com and included in the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission at www.sec.gov, together with the Prospectus Supplement and other continuous disclosure filings made by the Company that have been filed at www.sedar.com and www.sec.gov and incorporated by reference into the Prospectus Supplement.

For readers in the European Economic Area and the United Kingdom

In any EEA Member State and the United Kingdom (each, a "Relevant State"), this communication is only addressed to and directed at qualified investors in that Relevant State within the meaning of the Prospectus Regulation. The term "Prospectus Regulation" means Regulation (EU) 2017/1129.

For readers in the United Kingdom

This communication, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of s21 Financial Services and Markets Act 2000 as amended) in connection with the securities which are the subject of the offering described in this press release or otherwise, is being directed only at (i) persons who are outside the United Kingdom; (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) (Investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); (iii) certain high net worth companies and persons who fall within Article 49(2)(a) to (d) (High net worth companies, unincorporated associations etc.) of the Order; and/or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as "relevant persons"). The Offered Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Offered Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.